

August 11, 2015

Mail Stop 4631

<u>Via E-mail</u>
Charles Merdian
Chief Financial Officer
LGI Homes, Inc.
1450 Lake Robbins Drive, Suite 430
The Woodlands, TX 77380

> **Re: LGI Homes, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-3**
> **Filed July 30, 2015**
> **File No. 333-205492**

Dear Mr. Merdian:

We have reviewed your amendment and have the following comment.

<u>Exhibit 5.1 – Legal Opinion</u>

1.   We note that with respect to the debt securities and guarantees, the legal opinion provided is limited to the laws of New York and Delaware, but that you also have subsidiary guarantors organized under the laws of the additional states of Texas, Arizona, Florida, Georgia, New Mexico, South Carolina, Colorado, North Carolina, Washington, and Tennessee. Note that counsel must consider the law of the jurisdiction under which the registrant is organized in order to provide the binding obligation opinion. Please confirm that you will file with any prospectus supplement binding obligation opinions based on the respective state laws that each co-registrant is organized under. If these jurisdictions are outside counsel's area of expertise, then you may engage local counsel to provide the opinion that the registrant(s) is validly existing, has the power to create the obligation and has taken the required steps to authorize entering into the obligation under the law of the jurisdiction of organization. Confirm as well that any relevant opinion will add LGI Homes – Tennessee, LLC to Schedule I. Please see Section II.B.1.e of Staff Legal Bulletin No. 19 for more information.

Please contact David Korvin, Staff Attorney at 202-551-3236 or Craig Slivka, Special Counsel at 202-551-3729 with any questions.

Sincerely,

/s/ Craig Slivka, for

Pamela Long
Assistant Director
Office of Manufacturing and
Construction

cc: <u>Via E-mail</u>
        Timothy Taylor, Esq.
        Baker Botts LLP